The Lazard Funds, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A Joint Special Meeting of Shareholders of the Fund and Lazard
Retirement Series, Inc. was held on October 20, 2017, to vote on the following proposals. The proposals received the required number of votes of shareholders and were adopted.

Proposal 1:
To elect each of Franci J. Blassberg, Trevor W. Morrison and
Nathan A. Paul as a Fund Director.

Director		For		Withhold Authority
Franci J. Blassberg	1,322,185,144	18,431,907
Trevor W. Morrison	1,323,575,840	17,041,212
Nathan A. Paul		1,331,727,319	8,889,732

Proposal 2A:
To approve revising the Portfolios fundamental investment restrictions on issuing senior securities, borrowing and pledging or mortgaging its assets.

Portfolio		    For		Against	  Abstain
Capital Allocator
Opportunistic Strategies    10,464,168	31,604	  67,492
Global Dynamic Multi-Asset  746,772	  0	  0

Proposal 2B:
To approve revising the Portfolios fundamental investment restrictions on purchasing or selling commodities or commodities contracts.

Portfolio		    For		Against	 Abstain
Capital Allocator
Opportunistic Strategies    10,473,740	20,285	 69,239
Global Dynamic Multi-Asset  746,772	0	 0

Proposal 2C:
To approve revising the Portfolios fundamental investment restriction on purchasing securities on margin.

Portfolio		    For		Against	 Abstain
Capital Allocator
Opportunistic Strategies    10,472,881	21,144	 69,239
Global Dynamic Multi-Asset  746,772	0	 0